Exhibit 99.9

NICE to Hold the Largest Customer Experience Industry Event
Interactions 2019, in Las Vegas on April 15-17

Event features celebrity keynotes by Ashton Kutcher, actor, investor, entrepreneur and philanthropist, and internationally renowned chef, Gordon Ramsay

Hoboken, N.J., February 21, 2019 – NICE (Nasdaq: NICE) today announced that Interactions 2019, the world’s largest annual customer experience conference, will host Ashton Kutcher, actor, investor, entrepreneur and philanthropist, as its keynote speaker. Internationally renowned chef and television personality, Gordon Ramsay will also address the event, which is slated to take place in Las Vegas, Nevada, on April 15-17. To learn more or register for the event, please click here.

Interactions 2019 will bring together over 3,000 customer experience leaders from leading global organizations, executives from Fortune 500 companies, analysts and industry thought leaders for three days of knowledge and best practices sharing. Attendees will leave the conference with the ability to create personal connections between consumers and services using analytics, AI and automation. Furthermore, they will be able to further expedite their organizations’ journey to the cloud.

The conference agenda includes lectures, workshops, networking opportunities and hands-on training, with more than 20 breakout tracks and over 160 sessions led primarily by customer experience professionals from leading organizations. NICE will also host its annual Industry Analyst Summit Monday, April 15, and its Investor Day on Tuesday, April 16, which will include a special program comprising product and technology sessions, demos at the solutions showcase, as well as meetings and presentations by NICE executives. Financial analysts and investors can register here. In addition, the annual CX Excellence Awards will be presented at Interactions 2019, recognizing customers for extreme innovation and excellence.

Barak Eilam, CEO, NICE:
“We look forward to welcoming over 3,000 attendees to Interactions 2019, the largest industry event of its kind. It is our commitment to ensure that attendees will create a real competitive advantage for their organizations by discovering and sharing best practices and learning from top industry experts at the event. We have put together a fantastic agenda of valuable content and fun activities that provide our customers with new ideas for delivering outstanding customer experiences, improving their business results and ensuring compliance, as we share with them our vision for the future in the cloud.”

Interactions 2019 will take place at the ARIA Resort and Casino in Las Vegas, Nevada, on April 15-17, 2019.

NICE is pleased to welcome this year’s platinum sponsors including Verizon, Servion, Spice CSM, Frontline Group and Lightico. Gold sponsors comprise Omilia. Silver sponsors include Skybox, Benchmark Portal, Expivia, Riverstar, Nobelbiz, Customer Dynamics, Epic Connections, SmartAction and TrustID.

For more information and to register, please visit https://www.nice.com/interactions/index.html.

Follow Interactions 2019 online:
Facebook: NICE Interactions Group
Twitter: @NICELtd
LinkedIn: NICE Ltd

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.